EXHIBIT 4.11
Legend Biotech Corporation

Non-Employee Director Compensation Policy

Each member of the Board of Directors (the “Board”) who is not also serving as an employee of Legend Biotech Corporation (the “Company”) and is not affiliated with an entity that beneficially owns 5% or more of the Company’s outstanding share capital (each such member, an “Eligible Director”) will receive the compensation described in this Non-Employee Director Compensation Policy for his or her Board service upon and following the date of the underwriting agreement between the Company and the underwriters managing the initial public offering of ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) in the form of American Depositary Shares (collectively with the Ordinary Shares, the “Securities”), pursuant to which the Securities are priced in such initial public offering (the “Effective Date”). An Eligible Director may decline all or any portion of his or her compensation by giving notice to the Company prior to the date cash may be paid or equity awards are to be granted, as the case may be. This policy is effective as of the Effective Date and may be amended at any time in the sole discretion of the Board or the Compensation Committee of the Board.

Annual Cash Compensation

All Eligible Directors shall receive compensation for service on our Board of Directors and committees of our Board of Directors. Each Eligible Director receives an annual board service retainer of $75,000 for serving on our Board of Directors. The Chair of the Audit Committee and the Lead Independent Director each receives an additional $25,000, and the Chair of the Compensation Committee receives an additional $20,000, each year. Unless a director elects otherwise, the annual board service retainer amount set forth above is payable in cash in equal quarterly installments, payable in advance during the first 30 days of each quarter in which the service will occur. If an Eligible Director joins the Board at a time other than effective as of the first day of a fiscal quarter, the annual board service retainer set forth above will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the Eligible Director provides the service (payable not later than 30 days after the Eligible Director commences such service), and regular full quarterly payments thereafter.

Equity Compensation

The equity compensation set forth below will be granted under the Company’s Restricted Shares Plan (the “RSU Plan”).

1. Initial Grant: For each Eligible Director who is appointed to the Board, on the date of such Eligible Director’s initial election or appointment to the board (or, if such date is not a market trading day, the first market trading day thereafter), the Eligible Director will be automatically, and without further action by the Board or Compensation Committee of the Board, granted a restricted share unit award for a number of shares equal to $200,000 divided by one half of the closing price of the Company’s Securities on the date of grant, and if such Eligible Director is appointed as the Chair of the Audit Committee, the Lead Independent

Director or the Chair of the Compensation Committee, the Eligible Director shall receive an additional restricted share unit award for a number of ordinary shares equal to $70,000, divided by one half of the closing price of the Company’s Securities on the date of grant (the “Initial RSU Grant”). The shares subject to each Initial RSU Grant will vest one-third on the first anniversary of the company vesting date that next follows the vesting commencement date, and one-twelfth of the RSUs shall vest on each quarterly company vesting date thereafter, subject to the Eligible Director’s continuing to be a participant (as defined in the RSU Plan) through such vesting date.
2. Annual Grant: On the date of each annual general shareholders meeting of the Company commencing in the calendar year after the date of an Eligible Director’s initial appointment to the Board, each Eligible Director who continues to serve as a non-employee member of the Board following such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee of the Board, granted a restricted share unit award for a number of shares equal to $200,000 divided by one half of the closing price of the Company’s Securities on the date of grant, and the Chair of the Audit Committee, the Lead Independent Director, and the Chair of the Compensation Committee shall each receive an additional restricted share unit award for a number of ordinary shares equal to $70,000, divided by one half of the closing price of the Company’s Securities on the date of grant (in each case, the “Annual RSU Grant”). The shares subject to each Annual RSU Grant will vest one-third on the first anniversary of the company vesting date that next follows the vesting commencement date, and one-twelfth of the RSUs shall vest on each quarterly company vesting date thereafter, subject to the Eligible Director’s continuing to be a participant (as defined in the RSU Plan) through such vesting date.